UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C.
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the months of
January — February 2006
TOTAL S.A.
(Translation of registrant’s name into English)
2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-
2(b) : 82-_____.)

SIGNATURES
EXHIBIT INDEX
EX-99.1: Nominations, Exploration-Production
EX-99.2: First Shipment from NLNG, Nigeria
EX-99.3: Nomination of P. Hereng
EX-99.4: Deep Offshore BBLT, Angola
EX-99.5: Notice of Appointment
EX-99.6: Exploration and Production, Gulf of Mexico
EX-99.7: Ultra-Deepwater Block 32, Angola
EX-99.8: 2005 Results
EX-99.9: Block NC 186, Libya
EX-99.10: Tyrihans Development Approved

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date : February 22, 2006	By : /s/ Charles Paris de Bollardière

Name : Charles PARIS de BOLLARDIERE

Title : Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1 :	Nominations in Total’s Exploration-Production (January 19, 2006).

➢	EXHIBIT 99.2 :	Nigeria : Total receives First Shipment from NLNG Train 4 (January 23, 2006).

➢	EXHIBIT 99.3 :	Total Appoints Patrick Héreng as Chief Information Officer (January 24, 2006).

➢	EXHIBIT 99.4 :	Angola’s Deep Offshore BBLT Comes on Stream (January 26, 2006).

➢	EXHIBIT 99.5 :	Notice of Appointment (January 30, 2006).

➢	EXHIBIT 99.6 :	United States : Total Focuses Exploration and Production Activities in the Gulf of Mexico (February 7, 2006).

➢	EXHIBIT 99.7 :	Angola : Fifth Oil Discovery in the Angolan Ultra-Deepwater Block 32 (February 14, 2006).

➢	EXHIBIT 99.8 :	2005 Results (February 15, 2006).

➢	EXHIBIT 99.9 :	Libya : Total Makes New Oil Discovery on Block NC 186 (February 16, 2006).

➢	EXHIBIT 99.10 :	Tyrihans Development Approved by Norwegian Parliament (February 16, 2006).